(212) 574-1420

March 7, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission One Station Place 100 F Street, N.E. Washington, D.C. 20549 Attention: Jessica Kane, Esq.

Re:	BlueFire Ethanol Fuels, Inc. Registration Statement on Form S-1 (File No. 333-148199) and Form 10Q-SB (File No. 000-52361)

Dear Ms. Kane:

We represent BlueFire Ethanol Fuels, Inc., a Nevada corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-1 (originally filed on Form SB-2), filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2007.  By letter dated January 15, 2008 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments on the Registration Statement and Form 10-QSB.

In response to the Comment Letter, the Company has today filed with the Commission Amendment No. 1 to the Form S-1 (the “Revised Registration Statement”).  The purpose of this letter is to aid your review of the Revised Registration Statement by responding, on behalf of the Company, to each of the comments in the Comment Letter and, when appropriate, identifying the location of the changes or additions made in the Revised Registration Statement.  The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the Revised Registration Statement.

Registration Statement, Form S-1

Selling Stockholders, page 39

1.
Please describe any material relationship between you and the selling shareholders during the past three years, including the transactions by which the selling shareholders acquired their shares.  Please disclose the consideration paid by the selling shareholders.

The Company has supplemented the disclosure on pages 42 and 43 of the prospectus in the Revised Registration Statement to disclose the Company’s relationship with the selling shareholders and the consideration paid by the selling shareholders.

U.S. Securities and Exchange Commission
March 7, 2008

2.	For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

The Company has supplemented the disclosure on pages 42 and 43 of the prospectus in the Revised Registration Statement to disclose the person or persons who have voting or investment control over the Company’s securities.

3.
We note that Merriman Curhan Ford is a registered broker-dealer. Please disclose that Merriman Curhan Ford is an underwriter with respect to the shares that they are offering for resale. Please confirm to us that none of the other selling shareholders are broker-dealers or affiliates of broker-dealers. If any are broker-dealers, please state, in the filing, that they are underwriters with respect to the shares that they are offering for resale. If any are affiliates of broker-dealers, please identify them as such in the filing.

The Company has supplemented the disclosure on pages 42 and 43 of the prospectus in the Revised Registration Statement to disclose that (i) Merriman Curhan Ford is an underwriter with respect to the shares that it is offering for resale, and (ii) Ardour Capital Investments is an underwriter with respect to the shares that it is offering for resale.

4.
We note your statement in the third paragraph on page 39 that you have not independently verified the information provided to you by the selling shareholders. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

The Company has revised the disclosure on page 41 of the prospectus in the Revised Registration Statement to delete the reference to the Company not having independently verified the information contained in the selling shareholders section of the Revised Registration Statement.

Please note that the Company has also updated the Revised Registration Statement to include its audited financial statements as of and for the year ended December 31, 2007, and has made certain other changes to update certain events that have occurred since the filing date of the initial registration statement.

Form 10-QSB for the Period Ended September 30, 2007

Item 3.  Controls and Procedures, page 6

U.S. Securities and Exchange Commission
March 7, 2008

5.	Please revise your future periodic filings to clearly disclose management's assessment of disclosure controls and procedures as effective or ineffective. See Item 307 of Regulation S-B.

The Company acknowledges the Staff’s comment and will disclose management’s assessment of disclosure controls and procedures in future periodic filings.

6.
Please revise your future periodic filings to clearly disclose whether there were changes in your internal controls over financial reporting during the last fiscal quarter. See Item 308(c) of Regulation S-B.

The Company acknowledges the Staff’s comment and will  disclose whether there were changes in internal controls over financial reporting during the last fiscal quarter in future periodic filings.

Please feel free to contact the undersigned at (212) 574-1420 or Craig A. Sklar of this office at (212) 574-1386 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By: /s/ Robert E. Lustrin
                                                    Robert E. Lustrin
                                                    Partner

cc:   Arnold Klan
        Christopher Scott

SK 26179 0001 850672 v3